UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports in February 2024 A Passenger Traffic Increase of 1.7% Compared to 2023

GUADALAJARA, Mexico, March 05, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for February 2024, compared with February 2023.

For February 2024, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 1.1%, compared to February 2023. Puerto Vallarta, Guanajuato, Los Cabos, and Guadalajara presented an increase in passenger traffic of 7.7%, 5.3%, 1.7%, and 0.6%, respectively, compared to February 2023. On the other hand, Montego Bay presented an increase in passenger traffic of 7.8% compared to February 2023.

Domestic Terminal Passengers (in thousands):

Airport	Feb-23	Feb-24	% Change	Jan- Feb 23	Jan- Feb 24	% Change
Guadalajara	913.7	837.2	(8.4%)	1,904.8	1,748.9	(8.2%)
Tijuana*	636.1	618.9	(2.7%)	1,349.7	1,297.7	(3.9%)
Puerto Vallarta	183.5	168.5	(8.2%)	409.6	369.6	(9.8%)
Los Cabos	204.3	196.9	(3.6%)	434.1	418.2	(3.7%)
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	151.3	149.3	(1.3%)	331.7	323.3	(2.5%)
Hermosillo	142.2	145.1	2.0%	299.5	297.3	(0.8%)
Kingston	0.1	0.1	35.0%	0.1	0.2	78.8%
Morelia	55.8	42.9	(23.2%)	123.1	99.1	(19.5%)
Mexicali	102.5	86.0	(16.1%)	225.9	196.8	(12.9%)
La Paz	68.9	84.0	21.9%	146.7	172.5	17.6%
Aguascalientes	44.9	44.6	(0.6%)	99.3	91.4	(7.9%)
Los Mochis	29.9	39.8	33.3%	62.1	83.8	35.0%
Manzanillo	8.5	11.6	36.0%	17.7	23.5	33.4%
Total	2,541.6	2,424.8	(4.6%)	5,404.2	5,122.3	(5.2%)

International Terminal Passengers (in thousands):

Airport	Feb-23	Feb-24	% Change	Jan- Feb 23	Jan- Feb 24	% Change
Guadalajara	361.3	445.2	23.2%	818.2	995.6	21.7%
Tijuana*	305.7	278.6	(8.9%)	699.1	628.2	(10.1%)
Puerto Vallarta	431.1	493.7	14.5%	892.1	992.5	11.3%
Los Cabos	417.4	435.7	4.4%	868.8	869.3	0.1%
Montego Bay	410.7	442.5	7.8%	859.6	934.5	8.7%
Guanajuato	59.7	72.9	22.0%	137.6	162.4	18.1%
Hermosillo	5.7	7.3	28.8%	12.3	16.3	32.7%
Kingston	112.2	113.8	1.5%	258.2	262.1	1.5%
Morelia	45.3	49.4	9.1%	102.1	105.2	3.1%
Mexicali	0.4	0.5	13.9%	0.9	1.0	17.8%
La Paz	1.1	1.0	(8.2%)	2.2	1.9	(14.6%)
Aguascalientes	17.0	20.8	22.3%	40.0	47.3	18.2%
Los Mochis	0.5	0.6	11.5%	1.1	1.3	16.0%
Manzanillo	10.4	13.6	31.1%	19.8	26.5	33.5%
Total	2,178.5	2,375.6	9.0%	4,711.9	5,044.2	7.1%

Total Terminal Passengers (in thousands):

Airport	Feb-23	Feb-24	% Change	Jan- Feb 23	Jan- Feb 24	% Change
Guadalajara	1,275.0	1,282.4	0.6%	2,722.9	2,744.5	0.8%
Tijuana*	941.8	897.5	(4.7%)	2,048.8	1,925.9	(6.0%)
Puerto Vallarta	614.6	662.2	7.7%	1,301.7	1,362.1	4.6%
Los Cabos	621.7	632.5	1.7%	1,302.9	1,287.5	(1.2%)
Montego Bay	410.7	442.5	7.8%	859.6	934.5	8.7%
Guanajuato	211.0	222.2	5.3%	469.3	485.7	3.5%
Hermosillo	147.9	152.4	3.1%	311.8	313.6	0.6%
Kingston	112.2	113.9	1.5%	258.3	262.3	1.6%
Morelia	101.1	92.3	(8.7%)	225.2	204.3	(9.3%)
Mexicali	102.9	86.5	(16.0%)	226.8	197.9	(12.7%)
La Paz	70.0	85.0	21.4%	148.9	174.4	17.1%
Aguascalientes	61.9	65.5	5.7%	139.3	138.7	(0.4%)
Los Mochis	30.4	40.4	32.9%	63.2	85.1	34.6%
Manzanillo	18.9	25.2	33.3%	37.5	50.0	33.4%
Total	4,720.1	4,800.4	1.7%	10,116.2	10,166.5	0.5%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Feb-23	Feb-24	% Change	Jan- Feb 23	Jan- Feb 24	% Change
Tijuana	303.1	275.6	(9.1%)	694.1	623.0	(10.2%)

Highlights for the month:

  Seats and load factors: The seats available during February 2024 decreased by 2.5%, compared to February 2023, due to the preventive revision to the Pratt & Whitney engines of the A320neo and A321neo fleet. The load factors for the month went from 78.3% in February 2023 to 81.7% in February 2024.

  New routes:
    Tijuana – Phoenix: American Airlines

COMPANY DESCRIPTION

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 5, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer